SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

The Stephan Co.

(Name of Issuer)

Common Stock $.01 Par Value

(Title of Class of Securities)

858603103 (CUSIP Number)

April 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858603103	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David M. Knott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: 230,700 6. SHARED VOTING POWER: 200,200 7. SOLE DISPOSITIVE POWER: 230,700 8. SHARED DISPOSITIVE POWER: 205,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 436,600

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%

12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1(a)	Name of Issuer:

The Stephan Co.

Item 1(b)	Address of Issuer’s Principal Executive offices:

1850 West McNab Road

Fort Lauderdale, FL 33309

Item 2(a)	Name of Person Filing:

David M. Knott

Item 2(b)	Address of Principal Business Office or, if none, residence:

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock $.01 Par Value

Item 2(e)	CUSIP Number:

858603103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)	☐ A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is to filed pursuant Rule 13d-1(c), check this box : ☒

Item 4	Ownership:

David M. Knott

See Rows 5 through 9 and 11 on the corresponding page for this person.

Of the aggregate number of shares of common stock of The Stephan Co. (the “Common Stock”) reported in each of Rows 6, 8 and 9 on page 2 of this Schedule 13G, 87,320 shares (the “Ostra Shares”) of each such number of shares are owned by Ostra Capital Partners, L.P. (“Ostra”). The general partner of Ostra is Ostra GP, LLC, and the manager of Ostra GP, LLC is an individual named Richard Murawczyk. Mr. Murawczyk is employed by one or more entities controlled by David M. Knott and Mr. Murawczyk and David M. Knott have entered into an agreement with respect to security investments by Ostra. The Ostra Shares have been included in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13G to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that Ostra or any of its affiliates or controlling persons and David M. Knott might be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). David M. Knott does not have any power to vote or direct the vote or dispose or direct the disposition of the Ostra Shares.

The inclusion of the Ostra Shares in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13G or any amendment hereto does not constitute an admission that David M. Knott and Ostra or any of their respective affiliates or controlling persons are members of a “group” for purposes of the Exchange Act or the rules promulgated thereunder or for any other purpose whatsoever. David M. Knott expressively disclaims beneficial ownership of any Common Stock beneficially owned by Ostra or its affiliates or controlling persons.

Item 5	Ownership of Five Percent or Less of a Class

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Person hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of the Group

Mr. Richard Murawczyk and Mr. David M. Knott might be deemed to be members of a “group”. See response to Item 4 above.

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2003
Date

/S/ DAVID M. KNOTT
Signature

David M. Knott